FloraScentials

Technology Retail Ag Tech Product B2B

Restoring the natural fragrance to non-fragrant cut flowers

FLORASCENTIALS.COM ST. LOUIS MISSOURI





Most cut flowers lack fragrance due to growers' breeding efforts to improve non-fragrant characteristics. However, fragrance is an important purchasing criteria for consumers. Restoring the natural fragrance of cut flowers would increase consumer appreciation and satisfaction. We want to make the phrase "Stop and Smell the Roses" meaningful again.

Randy Weiss CEO, President & Chief Scientific Officer @ FloraScentials

Why you may want to support us...

1. The company has a partnership with Smithers-Oasis, a leading global provider of floral products.
2. CEO Dr. Weiss was co-inventor of technology and initial CEO of a company that went public in 2019.
3. A past President of the American Society of Florists is on the company's Advisory Board.
4. Company has opportunity to restore fragrance to 90% of cut rose varietals.
5. Market research shows that fragrance of cut flowers is a major purchasing criterion for consumers.
6. The unmet need for the company's products have been validated by florists and wholesalers.
7. Total available market is projected to be $330 million in the US and $800 million world-wide.
8. The company is talking with a major fragrance company for a partnership in fragrant essential oils.

Why investors ❤ us

WE'VE RAISED $54,193 SINCE OUR FOUNDING



I believe in the team behind the project. There is a solid basis for this research. The market opportunity is significant. The technology will deliver a change in flower scents without changing the flower's DNA. So it will work without modifying the plants that already exist. There is market potential in cut flowers and in applications that use the essential fragrances from flowers. Once done with one flower variety, it should be possible to apply the approach to other flowers and plants.

James Von Der Heydt President, Innoventures LLC

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



In the late 2000s, Randy Weiss was the CEO of our start-up, Galera Therapeutics, and in that capacity helped us raise sufficient early funds (Angels, public/private agencies) to conduct activities necessary to reach the next stage. At that time, Galera was essentially a two person operation intent on developing a novel class of drug candidates as cancer therapeutics (coincidentally, years earlier Randy was a co-inventor and conducted critical research on this class of compounds (e.g., Weiss et al, 1996, J Biol Chem)). His experience was instrumental in our success. To date, Galera has raised about $350 milliion, and went public in late 2019 (NASDAQ: GRTX) and now employs about 40 people.... read more

Jeff Keene



BC of team

James C De Long

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Randy Weiss
CEO, President & Chief Scientific Officer
Co-invented technology and served as initial CEO for Galera Therapeutics, Inc, that went public November 2019 with a capitalization of approximately $300 million.



Robert Cockrell
Chief Financial Officer
Managed the sale of a retail chain of 150 stores, acquisition price in excess of $50 million.



Robert J. Calcaterra
Board Chair
Co-founder and board member of 3 start-up companies that have raised over $300 million - was CEO of one of the start-ups



Shirley Lyons
Advisory Board Member - Floral Industry
Founded Dandelions Flowers & Gifts, grew to largest retail florist in marketing area, and sold company in 2018.



Sammi Hill
Advisory Board Meber - Fragrance Industry
Co-founded and serves as President of Mixologie, a unique brand of personal fragrances, Mixologie perfumes and bath products are sold in thousands of stores nationwide.



David Corley
Advisory Board Member - International Regulatory
Brought innovative products to market with deep insights into regulatory strategy.



Ralph Quatrano
Advisory Board Member - Plant Biology
Internationally recognized researcher in plant biology.



Rose Weiss
Corporate Secretary
Co-founded FloraScentials.

In the news

Downloads

- Smithers-Oasis Agreement.pdf
- FloraScentials Investor Deck.pdf

The Story of FloraScentials

Where did our name come from? Flora is Latin for the goddess of flowers, plants, and fertility in Roman mythology. We believe that *scent* should be an *essential* characteristic of all cut flowers; thus the name FloraScentials (the homonym of FlorEssentials) was born..

We noticed that most cut flowers lack fragrance

In 2012, my wife (whose name happens to be Rose) and I (now the CEO of FloraScentials) visited the Aalsmeer Flower Auction in The Netherlands. It was huge! In a vast building, large quantities of cut flowers and other plants were auctioned off and whisked away to be sent to the buyers' destinations. But we noticed one thing - actually, it's one thing that we didn't notice - there was no detectable fragrance! We now know that most cut flowers have little or no fragrance.



Aalsmeer Flower Auction



Aalsmeer Flower Auction

The formation of FloraScentials

In 2014, we formed a team called Exeteur Group, LLC to create and manage new start-ups based on innovative technologies with commercialization potential. FloraScentials was formed by Exeteur Group in 2018 to develop products to restore the natural fragrance of non-fragrant cut flowers. We looked world-wide for technologies that could do this, but we found none. So, we established our own laboratory in the BioGenerator Accelerator Labs in St. Louis, MO and got to work.

There are no products on the market that restore fragrance of non-fragrant cut flowers. Breeding of new varietals is an expensive and time-consuming effort. Spray-on fragrances have limited commercial appeal. Flower food only addresses longevity. Our target customers want cut flowers to emit their natural fragrance that we intend to achieve with our products. With our understanding of the chemistry and plant biology of flower fragrance creation, we believe that we can develop these products.



BioGenerator Accelerator Labs

Progress - Slow but steady

Our initial focus is on restoring the natural fragrance to cut roses. About 90% of cut rose varietals have little or no fragrance. Below are images of two examples. Research can be a slow process, but we have made some headway. By working with a perfumer (a "professional nose"), we have determined that the popular red Freedom rose, which is designated as a non-fragrant cut flower, retains the capacity to give off fragrance, albeit at low levels. We are working to increase the levels of this fragrance. Other key milestones include securing a strategic partnership with Smithers-Oasis, a leading provider of products to the global floral industry, validating the significant unmet need for our products with potential customers, and forming our Advisory Board with expertise in the floral and fragrance industries, international regulatory, chemistry, and plant biology. We are also in initial discussions with a major fragrance company for a potential partnership in fragrant essential oils for applications in the fragrance industry.

We will be using the funds raised on Wefunder to achieve key milestones, including 1) market research to validate market size and distribution channels, and define product specifications for our initial cut roses product; 2) establishment of proof-of-concept for our cut roses product; 3) the filing of an intellectual property application; 4) submission of a grant application; and 5) raising our next round of equity financing.

> *"Fragrance is the soul of the rose, without it, the flower is nothing".*
> George Taylor, The 1927 Royal National Rose Society Annual

Our goal is to make the phrase *"stop and smell the roses"* mean something again. Thanks for your consideration and support!



Pink Floyd Rose - non-fragrant



High and Magic Rose · non fragrant

Investor Q&A

– COLLAPSE ALL

What does your company do?

FloraScentials, Inc. is developing new and innovative products for the floral industry to restore the natural fragrance of non-fragrant cut flowers by altering the diet of the flowers. The company is seeking to identify natural, safe, and non-fragrant ingredients that can be incorporated into our products to achieve the desired fragrance. FloraScentials will sell its products to wholesalers, florists, and others in the floral industry.

Where will your company be in 5 years?

Over the next 5 years, we hope to introduce products for multiple types of non-fragrant flowers, including roses and other flower varietals. Within 5 years, we want to have grown sufficient revenues to seek an exit by acquisition or by an IPO (Initial Public Offering). These are forward-looking projections and are not guaranteed.

Why did you choose this idea?

Most cut flowers lack fragrance due to growers' breeding efforts to improve non-fragrant characteristics. However, fragrance is an important purchasing criteria for consumers. Restoring the natural fragrance of cut flowers would increase consumer appreciation and satisfaction. We want to make the phrase "Stop and Smell the Roses" meaningful again.

How far along are you? What's your biggest obstacle?

We are an early-stage company. A key milestone is to establish proof-of-concept of our technology with cut roses. De-risking our technology is our biggest near-term obstacle. With the aid of a perfumer, we have established that the popular red Freedom rose, a designated non-fragrant cut flower, is actually emitting a high quality rose fragrance, albeit at low levels. The perfumer has identified the structures of the fragrant volatiles. With this structural information, we are working to identify natural, safe, and non-fragrant ingredients that can be incorporated into our products to enhance the levels of these fragrance volatiles, thereby restoring the natural fragrance of the cut flowers.

Who competes with you? What do you understand that they don't?

There are no products on the market that restore fragrance of non-fragrant cut flowers. Breeding of new varietals is an expensive and time-consuming effort. Spray-on fragrances have limited commercial appeal. Flower food only addresses longevity. Our target customers want cut flowers to emit their natural fragrance that we intend to achieve with our products. With our understanding of the chemistry and plant biology of flower fragrance creation, we believe that we can develop these products.

How will you make money?

FloraScentials' products address a new and unmet market opportunity for the floral industry. The total available market in the US for our products are projected to be $330 million per year and more than double that world-wide. Our revenues will come from the selling of our products with our direct sales force to wholesalers, floral designers, floral internet providers, and mass distributors of cut flowers. High-end customers would include spas, hotels, wedding planners, home decorators, and specialty gift givers. We will consider seeking a distribution partner to expand sales globally. (Disclaimer: The projections are not guaranteed and are built based on assumptions.)

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1) The coronavirus pandemic may detrimentally delay company operations;

2) The company may not be able to sufficiently de-risk its technology;

3) The company may not be able to attract the necessary talent;

4) The company may have insufficient funds to repay the debt obligations of the convertible note as they come due; the company anticipates raising sufficient capital to convert the notes into equity, but the company may not be successful in raising such capital;

5) The company may not be able to achieve revenue growth due to inability to effectively market to and persuade target customer segments; and

6) The company may not be able to achieve an attractive exit in a time frame that is acceptable to investors.